UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November,2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 28 November, 2005  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
28 NOVEMBER, 2005

NEW CLINICAL STUDY OF PHENOXODIOL AS CHEMO-SENSITIZER FOR DOCETAXEL IN OVARIAN CANCER COMMENCES AT YALE UNIVERSITY SCHOOL OF MEDICINE

Novogen Limited's subsidiary, Marshall Edwards, Inc. (LSE AIM: MSH and Nasdaq: MSHL) has just made the following announcement to the London Stock Exchange's Alternative Investment Market.

Combination therapy study to address major need in jumping hurdle of resistance to standard treatments

(WASHINGTON/SYDNEY November 28th, 2005) -- Marshall Edwards, Inc. announced today plans for a Phase Ib/IIa clinical study of the investigational anti-cancer drug, phenoxodiol in combination with docetaxel for women with recurrent ovarian cancer.
The investigator-initiated clinical study will take place at the Yale University School of Medicine and is supported jointly by Sanofi-Aventis and Marshall Edwards, Inc.

Docetaxel is a second-generation taxane that is commonly used in patients with recurrent or persistent ovarian cancer that have failed other therapies, including the first-generation taxane, paclitaxel. In this setting, docetaxel faces the challenge of a high level of drug resistance that has developed following earlier therapy with paclitaxel and other agents. Under these circumstances, the clinical response rate to any chemotherapeutic is often limited due to the rapid development of chemo-resistance. The purpose of the study is to determine if the addition of phenoxodiol to docetaxel can improve clinical response and survival by delaying or preventing the development of chemo-resistance in women with recurrent ovarian cancer.
The study will enroll 60 women with recurrent epithelial ovarian, fallopian tube or abdominal cavity cancer after treatment with a platinum and paclitaxel. All 60 patients will be given docetaxel by injection weekly; half the patients will also be given oral phenoxodiol daily, and the other half a placebo tablet. Tumor response will be determined on the basis of tumor burden (RECIST criteria) in patients with measurable disease, and tumor marker levels (GCIG criteria) in patients with non-measurable disease. Disease free survival, the time from study enrollment to evidence of disease progression, will also be compared between the two groups. Treatment will continue for one year unless there is evidence of unacceptable toxicity or disease progression.

The rationale behind this study is based on two observations. The first is the demonstration in pre-clinical studies of the potent ability of phenoxodiol to reverse chemo-resistance in human ovarian cancer cells to docetaxel, through the ablation of anti-apoptotic proteins in the tumor cells.1,2 The second is the encouragingly high tumor response rate observed in a current clinical study where phenoxodiol is being used to chemo-sensitize paclitaxel in advanced-stage ovarian cancer patients where the tumor is taxane-resistant or refractory.

"Advanced-stage ovarian cancer is one of the most devastating forms of cancer, with half of the women diagnosed with it dying within five years," said Dr. Thomas Rutherford, the study's Principal Investigator. "One of the imperatives facing doctors who treat these patients is to find ways to restore sensitivity to drugs such as taxanes once they start to lose that sensitivity."

"The highly encouraging pre-clinical and clinical data that we have seen with phenoxodiol when it has been used as a chemo-sensitizer to date, gives us optimism that this strategy will provide the means to improve the survival of these late-stage cancer patients."

The study is expected to open for enrollment immediately and calls should be directed to 203-785-6956.

About Docetaxel
Docetaxel (Taxotere, Sanofi-Aventis) belongs to the taxane family of anti-cancer agents that is characterized by their ability to inhibit cell division by essentially "freezing" the cell's internal skeleton which is comprised of microtubules. Microtubules assemble and disassemble during cell growth. Docetaxel blocks their disassembly, thereby preventing the cell from dividing and leading ultimately to its death.

Docetaxel is approved by the FDA (i) for the treatment of women with early stage breast cancer, locally advanced or metastatic breast cancer after failure of prior platinum-based chemotherapy, (ii) for locally advanced or metastatic breast cancer after anthracycline-based therapy, (iii) as a first-line therapy for non-small cell lung cancer, (iv) as a second-line therapy for non-small cell lung cancer following prior treatment with cisplatin, and (v) for hormone-refractory prostate cancer in combination with prednisone.

About Phenoxodiol
Phenoxodiol is an investigational drug and, as such, is not marketed in the United States.

Phenoxodiol was granted fast-track status by the FDA in November 2004 for its intended use in women with ovarian cancer. Phenoxodiol is a novel acting drug that inhibits key pro-survival signalling pathways generated by the sphingomyelin pathway.
These pathways (eg. sphingosine-1-phosphate) are over-active in tumor cells, and their inhibition by phenoxodiol leads to the prevention of production of key pro-survival proteins such as XIAP. XIAP, an anti-apoptotic protein, prevents cell death by blocking signals coming from the death receptors on the cell surface. Removal of such anti-apoptotic proteins restores the ability of tumor cells to undergo apoptosis in response to chemotherapy.
The putative primary molecular target of phenoxodiol is a family of proteins expressed on the surface of tumor cells, but not on non-tumor cells. The restriction of expression of that family of proteins to tumor cells is thought to account for the high specificity of phenoxodiol.
Phenoxodiol is able to kill ovarian cancer cells that are highly resistant to standard anti-cancer drugs, as well as being able to restore sensitivity in these cells to standard anti-cancer drugs such as taxanes. These findings have been borne out in recent clinical results showing that some women who have stopped responding to taxane and platinum drugs had disease regression when phenoxodiol was given in combination with their chemotherapy.3

About Ovarian Cancer
Ovarian cancer is the most lethal gynecological malignancy, and the fifth leading cause of cancer related death in women in the United States. The American Cancer Society reports that an estimated 25,400 new cases of ovarian cancer will be diagnosed each year in the United States and 14,300 deaths will occur. One in 70 women will develop ovarian cancer and one out of 100 women will die from this disease. This high mortality is due mainly to the inability to detect early disease, with approximately 80% of patients being diagnosed in advanced-staged disease. However, even in those patients diagnosed with Stage I or Stage II disease, the five-year survival rate ranges from 60 to 90 percent depending on the degree of tumor differentiation, and despite treatment advances over the past decade, there has been no advance in overall survival. The reason for this is the high rate of relapse.

Of patients who respond to first-line chemotherapy, less than 10 to 15 percent of these will remain in remission, and most relapsed cases are chemo-resistant. The failure of some ovarian cancers to respond to first-line chemotherapy and the development of resistance to multi-drug therapies represent the major hurdles to effective therapy of ovarian cancer.

About Sanofi-Aventis
The Sanofi-Aventis Group is the world's third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, Sanofi-Aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The Sanofi-Aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About Marshall Edwards, Inc.
Marshall Edwards, Inc. (Nasdaq : MSHL) has licensed rights to bring phenoxodiol to market globally from Novogen Limited (Nasdaq : NVGN). Marshall Edwards, Inc.
is majority owned by Novogen, an Australian biotechnology company that is specializing in the development of therapeutics based on regulation of the sphingomyelin pathway. Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases.

More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials. After the results of these trials are submitted in a new drug application to the FDA, the FDA must approve the drug as safe and effective before marketing can take place. Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company's Securities and Exchange Commission filings under "Risk Factors," including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialization, if any, of the Company's proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

1. Kamsteeg M et al., 2003. Phenoxodiol an isoflavone analog induces apoptosis in chemoresistant ovarian cancer cells.
Oncogene 22:2611.

2. Sapi E., et al, 2004. Resistance of Ovarian Cancer Cells to Taxotere (Docetaxel) is XIAP Dependent and
Reversible by Phenoxodiol.  Oncology Research, 14, 567-578.


3. Rutherford, T., et al. 2004. Phenoxodiol Phase Ib/II Study in Patients with Recurrent Ovarian Cancer that are Resistant to Second Line Chemotherapy. AACR 95th Annual
Meeting Orlando FL Abstract 4457.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088